4/11

03007987

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C Squared Developments

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1756 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 4/14/03

82-1756

AR/S
12-31-02

C SQUARED DEVELOPMENTS INC.

Annual Report
2002

President's Report

Activity during the past year increased significantly for the Company, with the formation of a syndicate to explore for diamonds in Quebec, and our involvement in two advanced gold projects in the People's Republic of China.

During early 2002, 900 mineral claims were acquired in the Otish Mountain area of northern Quebec, in close proximity to the discovery of a diamondiferous kimberlite cluster by Ashton Mining of Canada. A syndicate was formed with Georgia Ventures Inc., to further evaluate the potential of the claims, and although no exploration has been undertaken to date, we will endeavor to do so when merited.

In July of 2002, the Company entered into an agreement with Terrawest Management Inc., a privately owned company, to investigate the possibility of acquiring two advanced gold projects in the People's Republic of China. Two separate visits were made on behalf of the Company to make an initial assessment of the viability of the projects.

The projects, referred to as Vein #60 and Vein #9, are located in the Henan portion of the prolific Qin Ling Gold belt, China's second largest gold producing district.

Vein #60 was mined from 1985 until 2001, producing 477,717 ounces of gold from 2,451,384 tons of ore.

Mining of Vein #9 started in 1975 and continued until 1994, producing 289,575 ounces of gold from 1,274,863 tons of ore.

The Company commissioned I. Borovic, P.Eng., to write a technical report on the projects, which concludes that the current inferred and indicated reserves for Vein #60, between elevations of 1660 meters to 860 meters, are 3,978,400 tons with an average gold grade of 8.9 g/t or 1,139,965 ounces of gold.

Between 860 meters to sea level the author states that the potential exists for an additional one million ounces of gold.

Mr. Borovic further writes that the potential geological resources for Vein #9 are approximately 3.6 million tons with possible gold grades greater than 10.0 g/t, based on upper mined portions which graded from 10.28 g/t to 23.63 g/t.

Development of Vein #60 below 1660 meters commenced in 2001, with a 320 meter shaft being completed to the 1340 meter level. Recently, a 464 meter long cross cut was excavated, intersecting the vein.

Continued development and mining is conditional upon the owner obtaining funding, which presents C Squared a unique opportunity to acquire a majority interest in an economically viable gold producer for approximately US$8 million.

At the time of writing, China has completed the re-organization of its Gold Industry, and the Company anticipates finalizing negotiations on the Qin Ling Gold Mine in the near future. Should negotiations prove successful, the acquisition would represent a substantial leap forward in the growth of our Company, as full production could be achieved within a year.

With excellent contacts in the Chinese Mining community through Terrawest Management Inc., and the opening up of the gold industry to the outside world, the Company intends to focus its resources on acquiring other attractive advanced gold projects in the upcoming year.

I would like to extend my sincere appreciation to our shareholders and supporters, and look forward to many future successes.

"*Jonathan George*"

Jonathan George, President

March 18, 2003

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS:

Name of Issuer	C SQUARED DEVELOPMENTS INC.
Issuer Address	735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8
Issuer Telephone Number	604-913-0613
Contact Person	Jonathan George
Contact Position	President
Contact Telephone Number	604-913-0613
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	December 31, 2002
Date of Report (yy/mm/dd)	03/03/05

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George" 03/03/17
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

"Robert Watts" 03/03/17
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

C SQUARED DEVELOPMENTS INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

(DECEMBER 31, 2001)

C SQUARED DEVELOPMENTS INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

(DECEMBER 31, 2001)

CONTENTS	**PAGE**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

AUDITORS' REPORT

To the Shareholders of
C Squared Developments Inc.

We have audited the consolidated balance sheets of C Squared Developments Inc. as at December 31, 2002 and December 31, 2001, the consolidated statements of operations and deficit, and the consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
March 5, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2002
(With comparative audited consolidated figures for December 31, 2001)

	2002	2001
ASSETS		
Current Assets		
Cash	$ 14,385	$ 2,747
Cash in trust	31,922	1,388
Goods and services tax recoverable	30,775	3,573
Prepaid expenses	6,576	-
Deposit	1,722	1,722
	85,380	9,430
Property, Plant and Equipment (Notes 2 and 5)	17,458	16,916
Mineral Properties (Note 6)	73,500	-
Reclamation Bonds	7,000	7,000
	$ 183,338	$ 33,346
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 164,613	$ 119,788
Due to related party (Note 7)	50,108	41,725
Convertible loan payable (Note 8)	165,000	165,000
	379,721	326,513
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 9)	10,473,835	9,989,835
Share Subscription Advances	4,737	14,737
Deficit	(10,674,955)	(10,297,739)
	(196,383)	(293,167)
	$ 183,338	$ 33,346

Approved on Behalf of the Board:

"Jonathan George"
Director

"Robert Watts"
Director

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002
(With comparative audited consolidated figures for the year ended December 31, 2001)

	2002	2001 (Note 17)
ADMINISTRATION COSTS:		
Accounting and audit	$ 9,700	$ 7,576
Amortization	4,200	4,600
Consulting fees	60,800	43,200
Legal	85,306	6,652
Management fees	42,000	42,000
Office	25,521	7,262
Promotion and travel	44,760	439
Regulatory and transfer agent fees	15,775	13,776
Shareholder communications	7,464	7,147
TOTAL ADMINISTRATION COSTS	295,526	132,652
OTHER ITEMS:		
Interest income	(391)	(448)
Project investigation costs (Note 10)	62,081	-
Project management fees	20,000	-
Gain on settlement of debt	-	(16,500)
Loss on write-down and write-off of mineral properties	-	31,984
	81,690	15,036
NET LOSS FOR THE YEAR	377,216	147,688
DEFICIT AT BEGINNING OF YEAR	10,297,739	10,150,051
DEFICIT AT END OF YEAR	$ 10,674,955	$ 10,297,739
Loss per share	$ (0.10)	$ (0.06)

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(With comparative audited consolidated figures for the year ended December 31, 2001)

	2002	2001
OPERATING ACTIVITIES:		
Net loss for the year	$ (377,216)	$ (147,688)
Adjustments:		
Amortization	4,200	4,600
Gain on settlement of debt	-	(16,500)
Loss on write-down and write-off of mineral properties	-	31,984
	(373,016)	(127,604)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(27,202)	(695)
Prepaid expenses	(6,576)	-
Deposit	-	(1,722)
Accounts payable and accrued liabilities	44,825	60,611
Due to related party	8,383	42,250
	(353,586)	(27,160)
FINANCING ACTIVITIES:		
Issue of share capital for cash	200,000	-
Issue of special warrants for cash	260,000	-
Share subscription advances	(10,000)	10,000
	450,000	10,000
INVESTING ACTIVITIES:		
Acquisition cost of capital assets	(4,742)	-
Acquisition cost of mineral properties	(49,500)	(15,300)
Deferred exploration and development costs	-	(16,684)
	(54,242)	(31,984)
INCREASE (DECREASE) IN CASH	42,172	(49,144)
CASH AT BEGINNING OF YEAR	4,135	53,279
CASH AT END OF YEAR	$ 46,307	$ 4,135
Cash Consists of:		
Cash	$ 14,385	$ 2,747
Cash in trust	31,922	1,388
	$ 46,307	$ 4,135

Supplemental Cash Flow Information (Note 12)

C SQUARED DEVELOPMENTS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(DECEMBER 31, 2001)

1. NATURE OF BUSINESS AND OPERATIONS

C Squared Developments Inc. (the "Company") is primarily engaged in the acquisition, exploration and development of mining properties located in Canada and China.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital, a convertible loan payable and a loan from a related party. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from a related party, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficit and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2002	$ 10,674,955	$ (294,341)
December 31, 2001	$ 10,297,739	$ (317,083)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration projects, until such time as the projects are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties related to a project are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Values

The amounts shown for the mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

d. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method, at the following annual rates:

Office furniture and equipment	20%
Computer equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e. Loss per Share

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

f. Incentive Stock Options

The Company has adopted a formal incentive stock option plan, which is described in Note 9. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

g. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Costs, at the period average in which the transaction occurred.

C SQUARED DEVELOPMENTS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(DECEMBER 31, 2001)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash in trust, accounts payable and accrued liabilities, due to related party and convertible loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of its wholly-owned inactive subsidiaries:

- Lucero Resource, Inc., incorporated in the State of Nevada on September 9, 1986;
- Lucero Chile S.A., incorporated in Chile on June 5, 1997;
- Lucero Developments (Barbados) Limited, incorporated in Barbados on June 5, 1997;
- Lucero Holdings (Barbados) Limited, incorporated in Barbados on June 24, 1997;
- Lucero Mexico, S.A. de C.V., incorporated in Mexico on December 6, 1996.

5. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Office furniture and equipment	$ 43,867	$ 30,184	$ 13,683	$ 14,839
Computer equipment	27,838	24,063	3,775	2,077
	$ 71,705	$ 54,247	$ 17,458	$ 16,916

C SQUARED DEVELOPMENTS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(DECEMBER 31, 2001)

6. MINERAL PROPERTIES

	2002			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down and Write-off of Mineral Properties	Total
a. Otish Mountain Joint Venture	$ 73,500	$ -	$ -	$ 73,500
b. Palo Pinto Properties	-	-	-	-
c. Macromin Properties	-	-	-	-
d. Reyna Neyra Property	-	-	-	-
	$ 73,500	$ -	$ -	$ 73,500

	2001			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down and Write-off of Mineral Properties	Total
a. Otish Mountain Joint Venture	$ -	$ -	$ -	$ -
b. Palo Pinto Properties	15,300	11,053	(26,353)	-
c. Macromin Properties	-	4,866	(4,866)	-
d. Reyna Neyra Property	-	765	(765)	-
	$ 15,300	$ 16,684	$ (31,984)	$ -

a. Otish Mountain Joint Venture

The Company has acquired by staking a 100% interest in 450 mineral claims located in the Otish Mountain area in the Chibougamau Mining District of Quebec for consideration of:

- reimbursing staking costs totalling $49,500; and
- issuing 200,000 shares of the Company's capital stock (issued at a price of $0.12 per share, based on the issue price of the most recent private placement entered into by the Company).

By a Joint Venture Agreement dated February 1, 2002, the Company and Georgia Ventures Inc. of Vancouver, British Columbia formed the Otish Mountain Joint Venture ("OMJV"). Each party has a 50% interest in the OMJV.

The OMJV currently consists of 900 mineral claims located in the Otish Mountain area in the Chibougamau Mining District of Quebec. The Company's contribution to the OMJV is its 100% interest in the 450 mineral claims described above.

6. MINERAL PROPERTIES (CONT'D)

b. Palo Pinto Properties

On June 15, 2001, the Company entered into an agreement with Greentree Resources Inc., a privately held Texan corporation, wherein the Company could have earned a 90% working interest in oil and gas leases covering 354 acres in Palo Pinto County, Texas, by funding 100% of well drilling costs through to casing.

During the year ended December 31, 2001, management of the Company decided not to proceed with this acquisition, and accordingly, the related capitalized costs were written-off to deficit.

7. DUE TO RELATED PARTY

The amount due to the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

8. CONVERTIBLE LOAN PAYABLE

The convertible loan payable represents a promissory note convertible into common shares at the rate of one (1) share per $2 of principal outstanding anytime after December 16, 1999. The note is unsecured and does not bear interest.

9. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2002		2001	
	Number Of Shares	Amount $	Number of Shares	Amount $
Balance, Beginning of Year	2,447,219	$ 9,989,835	2,246,557	$ 9,789,173
Issued During the Year for:				
Cash	1,000,000	200,000	-	-
Mineral properties	200,000	24,000	-	-
Special warrants	2,500,000	260,000	-	-
Debt	-	-	200,662	200,662
Balance, End of Year	6,147,219	$ 10,473,835	2,447,219	$ 9,989,835

9. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
<u>During the Year Ended December 31, 2002</u>:

a. The Company completed a private placement financing consisting of 2,000,000 Special Warrants at a price of $0.10 per Special Warrant for a total consideration of $200,000. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.10 per share on or before March 11, 2003, or at a price of $0.12 per share on or before March 11, 2004.

b. The Company completed a private placement financing consisting of 500,000 Special Warrants at a price of $0.12 per Special Warrant for a total consideration of $60,000. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.15 per share on or before March 13, 2004.

c. The Company issued 200,000 shares at a price of $0.12 per share for the acquisition of the Otish Mountain Joint Venture as described in Note 6a.

d. The Company completed a Private Placement consisting of 1,000,000 units at a price of $0.20 per unit for a total consideration of $200,000. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.25 per share on or before October 30, 2004.

<u>During the Year Ended December 31, 2001</u>:

a. Pursuant to a special resolution passed by the shareholders on February 13, 2001, effective July 19, 2001, the Company consolidated its share capital on a ten (10) "old" shares for one (1) "new" share basis; and increased its authorized share capital to 100,000,000 shares without par value.

b. The Company issued 200,662 post-consolidated shares at a price of $1 per share to settle debt totalling 200,662.

C SQUARED DEVELOPMENTS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(DECEMBER 31, 2001)

9. SHARE CAPITAL (CONT'D)

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 402,311. Options granted under the Plan may have a maximum term of ten (10) years. The exercise price of options granted under the Plan will not be less than the market price of the shares or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of the Company's stock option plan as of December 31, 2002 and 2001, and changes during the years then ended is as follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	69,000	$ 2.00	104,000	$ 2.00
Granted	400,000	0.14	-	-
Forfeited/cancelled	(69,000)	(2.00)	(35,000)	(2.00)
Options outstanding, end of year	400,000	$ 0.14	69,000	$ 2.00

At December 31, 2002 the Company had outstanding stock options to acquire 400,000 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
300,000	$ 0.10	January 8, 2007
100,000	$ 0.24	September 17, 2007
400,000		

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	300,000	3.02	$ 0.10
0.24	100,000	1.18	0.24
	400,000	4.20	$ 0.14

9. SHARE CAPITAL (CONT'D)

The Company follows the settlement method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statement of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the year	$ 377,216
Unrecorded stock option compensation adjustment	24,929
Pro-forma net loss for the year	$ 402,145
Pro-forma loss per share	$ (0.10)

The fair values of options vested during the current year was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	29.25%
Risk-free interest rate	4.28%
Expected life	5 years
Expected dividend yield	0%

Warrants:

At December 31, 2002 the Company had outstanding share purchase warrants exercisable to acquire 3,768,072 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
268,072	$1.40	August 22, 2003
2,000,000	$0.10 or	March 11, 2003
	$0.12	March 11, 2004
500,000	$0.15	March 13, 2004
1,000,000	$0.25	October 30, 2004
3,768,072		

10. PROJECT INVESTIGATION COSTS

By a Letter of Intent dated July 8, 2002, with Terrawest Management Inc. ("Terrawest") of Vancouver, British Columbia, the Company agreed to advance up to $50,000 with regard to the purchase of data and funding a site inspection related to the potential acquisition of certain mineral properties located in the People's Republic of China as described in Note 15.

During the current year, the Company incurred the following expenses:

Purchase of data	$ 40,000
Geological consulting	19,955
Travel	2,126
	$ 62,081

11. RELATED PARTY TRANSACTIONS

Management fees totalling $42,000 (2001 - $42,000) have been incurred with the President of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended December 31, 2002 as follows:

	2002	2001
Non-cash financing activities:		
Share capital issued for:		
Debt	$ -	$ 200,662
Mineral properties	24,000	-
Special warrants	260,000	-
	$ 284,000	$ 200,662
Non-cash investing activities:		
Acquisition cost of mineral properties	$ (24,000)	$ -

13. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development. All reportable operations take place in Canada.

14. CORPORATE INCOME TAX

The Company has certain resource related deductions, net of amounts renounced through flow-through share agreements, and has other losses which are available to be offset against future income in Canada. The benefits of these losses and deductions are not reflected in these consolidated financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

15. ADDITIONAL INFORMATION

By a Share Purchase Option Agreement dated October 16, 2002, the Company may acquire a 100% interest in Terrawest Management Inc. ("Terrawest") of Vancouver, British Columbia, for the purpose of acquiring a 100% interest in two (2) Letter Agreements dated August 19, 2002 with regard to the formation of two (2) Sino-Foreign Cooperative Joint Venture Companies (the "Sino Joint Ventures"), which when formed will complete formal Joint Venture Agreements (the "JV Agreements") with Terrawest for the development of two (2) separate mineral properties in the Qin Ling Mining District, People's Republic of China, for consideration of:

i. following the execution of the JV Agreements, 1,000 common shares of Terrawest, representing 10% of the issued and outstanding common shares of Terrawest, by issuing to them an aggregate of 450,000 shares in the capital of the Company;

ii. 4,000 common shares of Terrawest, representing a further 40% of the issued and outstanding common shares of Terrawest for an aggregate 50% interest by issuing to them that number of shares of the Company which, when added to the 450,000 shares issued pursuant to paragraph (i) will constitute 25% of the issued and outstanding shares of the Company following the issuance on a fully diluted basis and by paying to Terrawest, the amount required to enable Terrawest to make its initial contribution to the Sino Joint Ventures; and

iii. 5,000 common shares of Terrawest, representing the balance of the issued common shares of Terrawest not then owned by the Company by issuing to them that number of shares of the Company, which, when added to the shares of the Company issued to them pursuant to paragraph (i) and (ii) above, will constitute 49% of the issued and outstanding shares of the Company following such issuance on a fully diluted basis.

This transaction is subject to regulatory approval.

16. SUBSEQUENT EVENTS

The Company issued 600,000 shares for the exercise of warrants as follows: 550,000 shares at a price of $0.10 per share for a total consideration of $55,000; and 50,000 shares at a price of $0.15 per share for a total consideration of $7,500.

17. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation.

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 11 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $42,000 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED DECEMBER 31, 2002:

Date Of Issue	Type Of Security	Type Of Issue	Number Of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
Apr. 15/02	Common Shares	Private Placement	635,000	$0.10	$ 63,500	Cash	Nil
Jun 5/02	Common Shares	Private Placement	290,000	$0.12	$ 34,800	Cash	Nil
Jul. 22/02	Common Shares	Acquisition of Mineral Properties	200,000	$0.12	$ 24,000	Mineral Properties	Nil
Jul. 22/02	Common Shares	Private Placement	500,000	$0.10	$ 50,000	Cash	Nil
Jul. 22/02	Common Shares	Private Placement	133,333	$0.12	$ 16,000	Cash	Nil
Jul. 26/02	Common Shares	Private Placement	400,000	$0.10	$ 40,000	Cash	Nil
Aug. 21/02	Common Shares	Private Placement	265,000	$0.10	$ 26,500	Cash	Nil
Oct. 4/02	Common Shares	Private Placement	100,000	$0.10	$ 10,000	Cash	Nil
Oct. 4/02	Common Shares	Private Placement	76,667	$0.12	$ 9,200	Cash	Nil
Dec. 17/02	Common Shares	Private Placement	100,000	$0.10	$ 10,000	Cash	Nil
Dec. 17/02	Common Shares	Private Placement	1,000,000	$0.20	$ 200,000	Cash	Nil

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

B. OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2002:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Jan. 8/02	J. George	100,000	$0.10	January 8, 2007
Jan. 8/02	R. Angus	100,000	$0.10	January 8, 2007
Jan. 8/02	M. Wong	50,000	$0.10	January 8, 2007
Jan. 8/02	L. Riccio	25,000	$0.10	January 8, 2007
Jan. 8/02	R. Watts	25,000	$0.10	January 8, 2007
Sep. 17/02	L. Riccio	50,000	$0.24	September 17, 2007
Sep. 17/02	R. Watts	50,000	$0.24	September 17, 2007

__Section 4__

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 6,147,219 shares have been issued for a total of $10,473,835.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	300,000	$0.10	January 8, 2007
Options	100,000	$0.24	September 17, 2007
Warrants	268,072	$1.40	August 22, 2003
Warrants	2,000,000	$0.10 or	March 11, 2003
		$0.12	March 11, 2004
Warrants	500,000	$0.15	March 13, 2004
Warrants	1,000,000	$0.25	October 30, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2002:

Common shares in escrow - NIL

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MARCH 5, 2003:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
R. Stuart Angus	Secretary/Director
Marilyn Wong	Assistant Secretary

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

Description of Business

The Company is a junior mineral exploration and development company presently exploring for diamonds in the Otish Mountain Area of Quebec, and pursuing advanced gold projects in the People's Republic of China.

The Otish Mountain Property is comprised of 900 mineral claims covering approximately 100,000 acres and are located twenty miles north-northwest of a new cluster of diamondiferous kimberlites discovered by Ashton Mining of Canada and partner Soquem.

A syndicate was formed with Georgia Ventures Inc., a publicly traded TSX Venture company, to jointly explore the claims on a 50-50 basis. C Squared paid a fee of 10% above staking costs and 200,000 shares to an arm's length party to acquire the claims. No exploration work has been undertaken by the syndicate to date; management has also not budgeted for any exploration for the upcoming year. This may change if exploration is warranted by significant new discoveries in the vicinity.

The Company is actively pursuing advanced gold opportunities in the People's Republic of China.

Acquisitions

Otish Mountain Property, Quebec

During February, 2002, the Company acquired 900 mineral claims in the Otish Mountain Area of Quebec. Consideration paid to an arm's length party was a fee of 10% above staking costs and 200,000 shares.

China Gold Projects

The Company entered into a Letter of Intent with Terrawest Management Inc. ("Terrawest"), a non-related Vancouver based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China. Both projects, located in the Qin Ling Gold Mining District, are past producers, situated within the Archean Taihua Complex, and area with abundant high grade polymetallic mesothermal deposits.

Terrawest has signed a letter of intent with Qin Ling Gold Mine which provides for the formation of a joint venture to develop and exploit Vein #60 and Vein #9. Terrawest will have the right to earn a majority interest. The specifics of the joint venture will be outlined in the joint venture contract, which is anticipated to be completed in the spring of 2003.

C Squared has been granted the sole and exclusive right to acquire Terrawest's interests in both projects.

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

On October 15, 2002, the Company announced that it had entered into a share purchase option agreement with Terrawest and its shareholders to acquire 100% of the issued and outstanding shares of Terrawest on the following terms, subject to regulatory approval:

1. Upon Terrawest's execution of a formal joint venture agreement with Qin Ling Gold Mine, a state corporation of the People's Republic of China, for the exploitation of Veins #60 & #9, the Company may purchase 1,000 shares of Terrawest (10%), by issuing to them an aggregate of 450,000 common shares in the capital of C Squared;

2. 4,000 common shares of Terrawest, representing a further 40% of the issued and outstanding common shares of Terrawest for an aggregate 50% interest by issuing to them that number of common shares of C Squared which, when added to the 450,000 common shares issued pursuant to paragraph 1 will constitute 25% of the issued and outstanding common shares of C Squared following the issuance on a fully diluted basis and by paying to Terrawest, the amount required to enable Terrawest to make its initial contribution to the joint venture with Qin Ling Gold Mine; and

3. 5,000 common shares of Terrawest, representing the balance of the issued common shares of Terrawest not then owned by C Squared by issuing to them that number of common shares of C Squared, which, when added to the shares of C Squared issued to them pursuant to paragraphs 1 and 2 above, will constitute 49% of the issued and outstanding common shares of C Squared following such issuance on a fully diluted basis.

The Qin Ling Gold District is the second largest producer of gold in China, with more than 500 gold bearing quartz veins having been discovered to date. Of these, the most extensive vein is Vein #60, advanced project #1, with a strike length of approximately 4.2 kilometers, and an average thickness of 1.2 meters. The upper 400 meters of Vein #60 has been mined from 1,660 meters to 2,000 meters above sea level, producing approximately 500,000 ounces of gold, according to the China National Gold Corporation.

The deepest drill hole to date intercepted Vein #60 at an elevation of 897 meters, and assayed 26.93 g/t over 0.80 meters.

The Qin Ling Gold Mine, owner and operator, recently sank a 320 meter shaft on Vein #60 from 1,660 meters to 1,340 meters and completed a 440 meter long drift. Neither Terrawest nor C Squared have made a decision regarding the use of existing above ground facilities. Qin Ling Gold Mine is a 100% owned subsidiary of China National Gold Corporation, China's largest gold producer, and is a fully state-owned company under the administration of the Chinese Gold Bureau.

The second advanced project, Vein #9, lies to the immediate west of Vein #60 and was mined from 1975 to 1994, producing approximately 300,000 ounces of gold. Further exploration will be required to evaluate the potential of Vein #9.

A finder's fee is payable in connection with this transaction.

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

Operations and Financial Condition

The Company is a junior mineral resource company focusing on the acquisition and exploration of promising prospects.

The most significant administrative expenses during the last fiscal year consisted of consulting fees of $60,800 (2001 - $43,200), legal of $85,306 (2001 - $6,652), promotion and travel of $44,760 (2001 - $439) and management fees of $42,000 (2001 - $42,000). Most of these expenses are above the previous fiscal year, reflecting overall increased activity in the Company.

The other most significant costs were project investigation and management fees of $82,081 related to the acquisition of the China property with Terrawest.

The net loss for the year was $377,216 compared to the previous year's loss of $147,688.

Current liabilities totalling $379,721 includes a convertible loan payable of $165,000, which is convertible into common shares at the rate of one share per $2.00 of principal outstanding at any time after December 16, 1999. The note, payable to Sol Resources Inc., a defunct company, is unsecured and does not bear interest.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

The Company relies on both private and public issuances of securities to provide funds for ongoing operations, as none of the projects presently provide cash flow. The ability to secure funds is directly related to market conditions and no guarantee of future financings is possible.

Financing Activities

The Company completed a private placement financing consisting of 2,000,000 Special Warrants at a price of $0.10 per Special Warrant for a total consideration of $200,000. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.10 per share on or before March 11, 2003, or at a price of $0.12 per share on or before March 11, 2004.

The Company completed a private placement financing consisting of 500,000 Special Warrants at a price of $0.12 per Special Warrant for a total consideration of $60,000. Each Special Warrant was converted, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant exercisable to acquire one (1) additional share at a price of $0.15 per share on or before March 13, 2004.

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

The Company completed a Private Placement consisting of 1,000,000 units at a price of $0.20 per unit for a total consideration of $200,000. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.25 per share on or before October 30, 2004.

Subsequent Events

On February 27, 2003, the Company reported that an independent technical report, written in accordance with National Instrument 43-101, has been completed on the Henan Qin Ling Gold Mine Property located in the People's Republic of China. The report, by Ignacije Borovic, P.Eng., reviews and evaluates all previous work, existing mineral reserves, and potential mineral reserves on Veins #60 and #9.

Current indicated and inferred mineral reserves for Vein #60, between elevations of 1660 meters to 860 meters are 3,978,400 tonnes with an average gold grade of 8.91 g/t for a total of 1,139,965 oz.

From 860 meters to sea level, on Vein #60, Mr. Borovic concludes that based on the strong lateral and vertical extent of the upper portions of the vein, these lower levels can be reasonably expected to contain more than one million ounces of gold.

With respect to Vein #9, the report states that based on average gold grades of between 10.28 g/t to 23.63 g/t encountered in previous upper development, a potential mineral resource of 3,602,368 tonnes with grades greater than 10.0 g/t au may be reasonably anticipated.

The report recommends further exploration drilling to be conducted concurrently with ongoing development and mining of Veins #60 and #9 with a budget of US$9,832,268.

The project is subject to a final Sino Cooperative Joint Venture Agreement currently being negotiated between Terrawest and Henan Qin Lin Gold Mine. C Squared has entered into an agreement to purchase 100% of Terrawest. The acquisition will be subject to receipt of regulatory approvals required for the Company's acquisition of Terrawest.

Subsequent to year end, the Company issued 600,000 shares for the exercise of warrants as follows: 550,000 shares at a price of $0.10 per share for a total consideration of $55,000, and 50,000 shares at a price of $0.15 per share for a total consideration of $7,500.

On February 3, 2003, the Company announced a revision to the private placement announced on January 13, 2003. The revised offering will consist of a brokered private placement and a non-brokered private placement of an aggregate of up to four million Special Warrants at an issue price of US $0.25 per Special Warrant for gross proceeds of up to US $1,000,000. Under the brokered private placement Brawley Cathers Limited (the "Agent") will act as the Company's agent to offer up to two million Special Warrants on a best efforts basis.

C SQUARED DEVELOPMENTS INC.
DECEMBER 31, 2002

Each Special Warrant will be exercisable into one unit consisting of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years, at a price of US $0.35 during the first year and at US $0.45 during the second year.

In connection with the brokered private placement, the Agent will receive, among other things, an 8% cash commission, a broker option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price and as a corporate finance fee an option entitling the Agent to acquire that number of units equal to 10% of the number of Special Warrants sold at the offering price.

Liquidity

Working capital as at December 31, 2002 was $14,385 and the consolidated loss to December 31, 2002 was $10,674,955.

82-1756

C SQUARED DEVELOPMENTS INC.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

APRIL 3, 2003
NEWS RELEASE 00-04
TRADING SYMBOL SQD.V
SEC 12g3-2(b) #82-1756

Further to the Company's news release of February 3, 2003, the Company announces that the closing of its private placement of up to 4,000,000 special warrants at US$0.25 per special warrant has been extended until April 17, 2003.

ON BEHALF OF THE BOARD OF
C SQUARED DEVELOPMENTS INC.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

C Squared Developments Inc. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: (604) 913-0613

2. **Date of Material Change**

April 3, 2003

3. **Press Release**

A news release was issued on April 3, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has extended the closing of its private placement.

5. **Full Description of Material Change(s)**

Further to the Company's news release of February 3, 2003, the Company announces that the closing of its private placement of up to 4,000,000 special warrants at US$0.25 per special warrant has been extended until April 17, 2003.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of April, 2003.

C SQUARED DEVELOPMENTS INC.
Per:

"Jonathan George"

Jonathan George, President

82-1756

03 ... 7:21

C SQUARED DEVELOPMENTS INC.

Suite 735, 1489 Marine Drive
West Vancouver, B.C., V7T 1B8

NOTICE OF ANNUAL AND EXTRAORINDARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting of the shareholders ("Registered Shareholders") of C Squared Developments Inc. (the "Company") will be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia on Tuesday, April 22, 2003 at 11:00 a.m. At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2002 together with the auditors' report on those statements and consider resolutions to:

1. elect directors for the ensuing year;

2. appoint Jones Richards & Company, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditors;

3. approve by special resolution the:

   (a) change of name of the Company from "C Squared Developments Inc." to "Dynasty Gold Corp."; and

   (b) alteration of the Memorandum of the Company to reflect the foregoing change;

4. approve by ordinary resolution of disinterested shareholders the amendment of the Company's existing Stock Option Plan to increase the number of shares reserved for issuance from 402,311 shares to 1,456,443 shares, as set out in the section of the information circular headed "Proposed Amendment to Stock Option Plan"; and

5. transact such other business as may properly be put before the meeting.

Accompanying this Notice of Meeting is an Information Circular and Instrument of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof. Only shareholders of record at the close of business on March 18, 2003 will be entitled to vote at the meeting.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

Dated at Vancouver, British Columbia the 18th day of March, 2003.

ON BEHALF OF THE BOARD

(signed) *"Jonathan W. George"*

Jonathan W. George,
President

C SQUARED DEVELOPMENTS INC.

(the "Company")

735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

INFORMATION CIRCULAR

(for the Annual and Extraordinary General Meeting to be held on Tuesday, April 22, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders ("Registered Shareholders") of the Company to be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia, on the 22nd day of April, 2003, at the hour of 11:00 o'clock in the forenoon.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the Registered Shareholder's proxyholder. The person(s) whose name(s) are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the Registered Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2002 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Registered Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS

The Company is authorized to issue 100,000,000 shares without par value.

As at the date hereof, 7,282,219 common shares are issued and outstanding.

The quorum for a meeting of Registered Shareholders is: 364,110 common shares.

All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at March 18, 2003, are entitled to attend and vote at the Meeting. Shareholders who **wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.**

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present[(1)]
Jonathan George West Vancouver, B. C. ***President and Director***	Self-employed Consulting Geologist, December, 1983 to present.	May 27, 1996	468,216 common shares; 100,000 options; 985,761 warrants
Luca M. Riccio North Vancouver, B. C. ***Director***	Consulting Geologist, Riccio Geoconsulting Ltd. since August, 1993.	December 1, 1987	1,000 common shares; 75,000 options
R. Stuart Angus Vancouver, B. C. ***Secretary and Director***	Barrister & Solicitor, Fasken Martineau since February 2001; previously a partner with Stikeman Elliott, March 1996 to January 2001.	October 25, 1999	252,089 common shares; 100,000 options; 233,333 warrants
Robert A. Watts Victoria, B. C. ***Director***	Financial Consultant to the mining industry.	October 25, 1999	750 common shares; 75,000 options

(1) The information as to securities beneficially owned has been provided by the directors themselves.

Advance notice of the Meeting was published in *The Province* newspaper on February 24, 2003 in accordance with section 111 of the *Company Act* (British Columbia). No nominations for directors have been received from the shareholders of the Company.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

There is presently one Executive Officer of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Executive Officer:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen -sation ($)
Jonathan George, President	2002	Nil	Nil	42,000[(1)]	100,000	Nil	Nil	Nil
	2001	Nil	Nil	42,000[(1)]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	42,000[(1)]	Nil	Nil	Nil	Nil

(1) Paid/accrued to Jonathan George for management fees.

Options and Stock Appreciation Rights (SARs)

The Company has a formal plan under which stock options are granted (the "Plan") which was approved by the shareholders of the Company at its annual general meeting held on March 31, 1999. The Plan was subsequently amended and the amendment was approved by the shareholders of the Company at an extraordinary general meeting held on February 13, 2001.

The Plan has been established to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors and employees to award directors and employees for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term incentives.

The Plan authorizes the board of directors to grant options to purchase common shares of the Company provided that, when exercised, such options will not exceed 402,311 common shares in the capital of the Company. The term of any options granted under the Plan will be fixed by the board of directors at the time any options are granted, provided that options will not be permitted to exceed a term of five years. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange. Shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company or its affiliates regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

All options granted pursuant to the Plan will be subject to vesting provisions determined by the board of directors in accordance with the requirements of the Exchange.

The following table sets forth stock options granted to the Executive Officer during the most recently completed financial year:

Option/SAR grants during the most recently completed financial year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARS Granted to Employees	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Jonathan George	100,000	Nil	$0.10	$0.11	January 8, 2007

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by the Executive Officer and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options/SARs at December 31, 2002		Value of Unexercised in-the-Money Options/SARs at December 31, 2002[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Jonathan George, President	N/A	N/A	100,000	Nil	$30,000	Nil

(1) Calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

(2) Value using the market value of the securities on December 31, 2002, less the exercise price per share.

Option and SAR Repricings

No options or SARs held by any Executive Officer have been repriced downward during the most recently completed financial year of the Company.

Directors

Other than the above, there was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. The Company has granted the following incentive stock options to directors, officers and employees of the Company during the Company's most recently completed financial year:

Number Granted [1]	Exercise Price per Share	Date of Grant	Expiry Date
300,000	$0.10	January 9, 2002	January 8, 2007
100,000	$0.24	September 17, 2002	September 16, 2007

(1) Includes the number granted to the Executive Officer previously disclosed.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed below, none of the persons who were directors or officers of the Company at any time during the Company's last completed financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

a) The following insiders of the Company purchased special warrants of the Company at a price of $0.10 per special warrant. Each special warrant is exercisable into one unit, each unit being comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable into an additional share at a price of $0.10 per share in year one and at a price of $0.12 per share in year two.

Name of Insider	Position Held	Amount Purchased	Total Purchase Price
Jonathan George	President and Director	465,000	$46,500
R. Stuart Angus	Director and Secretary	150,000	$15,000
Marilyn Wong	Assistant Secretary	170,000	$17,000

b) The following insiders of the Company purchased special warrants of the Company at a price of $0.12 per special warrant. Each special warrant is exercisable into one unit, each unit being comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable into an additional share at a price of $0.12 per share in year one and at a price of $0.14 per share in year two.

Name of Insider	Position Held	Amount Purchased	Total Purchase Price
Jonathan George	President and Director	250,000	$30,000
R. Stuart Angus	Director and Secretary	83,333	$10,000

c) The following insiders of the Company purchased units of the Company at a price of $0.20 per unit. Each unit is exercisable into one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable into an additional share of the Company at a price of $0.25 for a term of two years.

Name of Insider	Position Held	Amount Purchased	Total Purchase Price
Jonathan George	President and Director	292,500	$58,500
Marilyn Wong	Assistant Secretary	130,000	$26,000

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate Jones, Richards and Company, Certified General Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of Jones, Richards and Company, Certified General Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Audit Committee

In accordance with the *Company Act* (British Columbia), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	Present Office
Jonathan George	Director and President
Luca Riccio	Director
Robert A. Watts	Director

NAME CHANGE

The Company proposes to change its name from "C Squared Developments Inc." to "Dynasty Gold Corp." The proposed change of name requires the adoption by the Company of a new form of Memorandum pursuant to the *Company Act* (British Columbia).

Accordingly, the shareholders of the Company will be asked at the Meeting to pass a special resolution as follows:

"RESOLVED, as a special resolution, that:

(a) The name of the Company is changed from "C Squared Developments Inc." to "Dynasty Gold Corp."; and

(b) The Memorandum of the Company is altered to reflect the foregoing change and shall be in the form attached as Schedule "A" hereto.

PROPOSED AMENDMENT TO STOCK OPTION PLAN

The Company's incentive stock option plan (the "Plan") was approved by the shareholders of the Company at the annual general meeting held on March 31, 1999 and amended at an extraordinary general meeting held on February 13, 2001. In accordance with the terms of the amended Plan, the aggregate number of shares issuable under the Plan together with previous stock options issued outside of the Plan was fixed at 449,331 common shares, representing approximately 20% of the Company's then issued and outstanding shares. The maximum number of shares issuable under the Plan alone was 402,311.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain, motivate and reward qualified directors and employees. There are currently options to purchase 400,000 common shares issued and outstanding under the Plan and none outside of the Plan. Since the implementation of the Plan, no stock options have been exercised.

In order to permit the Company to continue to offer incentive options to eligible participants under the Plan, it is necessary to increase the number of options issuable pursuant to it. The Board has determined that it is appropriate to approve an amendment to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 400,000 shares to 1,456,443 shares, which will represent approximately 20% of the Company's currently issued and outstanding shares. At the Meeting, shareholders will be asked to pass an ordinary resolution approving the amendment to the Plan effecting this increase. The Company's directors and officers and their associates will abstain from voting on the resolution. The Plan amendment will also be subject to acceptance for filing by the TSX Venture Exchange.

The Plan, including the proposed amendment, is available for review until the day preceding the Meeting by any shareholder at the Company's registered and records office, 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

**********NOTE: As the number of options available under the Plan will be approximately 20% of the issued and outstanding share capital, disinterested shareholder approval to the amendment to the Plan will be required. The persons who may not vote on the amendment to the Plan are insiders to whom options may be issued to under the Plan and associates of those persons.***

OTHER MATTERS TO BE ACTED UPON

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 18th day of March, 2003.

"Jonathan George"

Jonathan George
President

"Marilyn Wong"

Marilyn Wong
Assistant Secretary

SCHEDULE "A"

FORM 1
(Section 5)

PROVINCE OF BRITISH COLUMBIA
"COMPANY ACT"

ALTERED MEMORANDUM
(altered by Special Resolution on April 22, 2003)

1. The name of the Company is "**Dynasty Gold Corp.**".

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) common shares without par value.

Proxy

82-1756

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

C SQUARED DEVELOPMENTS INC.

(the "Company")

TO BE HELD AT 2ND FLOOR, 888 DUNSMUIR STREET, VANCOUVER, B.C.

ON TUESDAY, APRIL 22, 2003, AT 11:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Jonathan George, President of the Company, or failing this person, R. Stuart Angus, a Director of the Company, or in the place of the foregoing, ______________________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Jonathan W. George		N/A	
2. To elect as Director, Luca M. Riccio		N/A	
3. To elect as Director, R. Stuart Angus		N/A	
4. To elect as Director, Robert A. Watts		N/A	
5. Appointment of Jone Richards & Co. as auditors of the Company		N/A	
6. To authorize the Directors to fix the Auditors' remuneration			N/A
7. To change the name of the Company from "C Squared Developments Inc." to "Dynasty Gold Corp."			N/A
8. To alter the Memorandum of the Company to reflect the change in 7 above			N/A
9. To increase the number of shares reserved for issuance under the Company's Stock Option Plan from 402,311 shares to 1,456,443 shares			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	
11.			
12.			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

82-1256

Supplemental Mailing List Return Card (National Instrument 54-102)

In accordance with National Instrument 54-102/Interim Financial Statement AND Report Exemption (54-102) and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at:
www.pctc.com/servlets/supp_list

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder:

Must be completed. (Please Print)

Name: ______________________ Address: ______________________

City/Prov/State/ Postal Code: ______________________ Preferred Method of Communication: Email___ Mail___

Signature: ______________________
Date: ______________ Email Address: ______________